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                                                                    EXHIBIT 4.11



                      [KILPATRICK STOCKTON LLP LETTERHEAD]




April 24, 2002

VIA ELECTRONIC TRANSMISSION

David De Busschere
Sedgwick Detert Moran & Arnold
One Embarcadero Center
16th Floor
San Francisco 94111

              Re: Revised Agreement - Medicare Settlement Payment Obligations

Dear David:

         As you know, we have reached a revised Medicare Settlement Agreement (the "MSA") with the United States Department of Justice on behalf of the Department of Health and Human Services ("HHS") (collectively the "United States") concerning the United States' claims for reimbursement of medical items and services furnished to Medicare beneficiaries in connection with the voluntary recall of certain lots Sulzer Orthopedics Inc.'s ("SOUS") Inter-Op(TM) Acetabular Shell and Reprocessed Inter-Op Shells (collectively "Inter-Op Shells"). It is our view that the MSA provides substantial benefits to SOUS and the individuals affected by the Inter-Op Shells, including full releases to Winterthur International America Insurance Company, Winterthur Swiss Insurance Company and XL Winterthur International Insurance Switzerland and their affiliates and subsidiaries as more fully set forth in the MSA ("Winterthur") for certain claims which may be brought by the United States against SOUS and/or Winterthur under various statutory provisions including those arising under the Medicare Secondary Payer laws and related regulations, 42 U.S.C. Section 1395y(b)(2)-(3) & 42 C.F.R. Sections 411.20-411.37. The MSA also provides a funding mechanism to ensure that Medicare beneficiaries receive timely and appropriate medical care in connection with the Inter-Op Shells.

         As a result, we are writing to memorialize Winterthur's agreement ("Letter Agreement") with regard to the payment obligations SOUS will undertake in connection with the MSA. Any capitalized terms used in this Letter Agreement, and not defined herein, are hereby given the meaning attributed in the MSA. This revised Letter Agreement supercedes and replaces the agreement between SOUS and Winterthur dated March 8, 2002.



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David De Busschere
May 14, 2002
Page 2


         In consideration of the promises and covenants herein and for other valid consideration, the receipt and sufficiency of which are hereby acknowledged, SOUS and Winterthur agree as follows:

         1. Winterthur represents that it provides liability insurance coverage to SOUS under the April 1, 2000 - March 30, 2001 insurance policies (the "Policies") as more fully set forth on Attachment A for the costs and expenses due and owing under the MSA. Winterthur formerly agreed in principle to the payment terms described below, but reserved the right to review the final agreement. A copy of the MSA is attached hereto as Attachment B. Winterthur agrees that it has had the opportunity to review the MSA before execution of the MSA or this Letter Agreement and has been provided with any other documents necessary for its review of the MSA.

         2. Winterthur understands and agrees that the MSA confers a substantial benefit to SOUS by providing significantly lower liability than SOUS might otherwise be subject to and that the MSA includes releases for both SOUS, Winterthur, and Sulzer AG.

         3. Pursuant to Article IV of the MSA, Winterthur understands that SOUS must wire or cause to be paid, within thirty (30) days following SOUS' submission of the Initial Medicare List or any Supplemental Medicare List, an amount equal to the total number of Covered Medicare Beneficiaries on the Initial or Supplemental Medicare List times the applicable Per-Beneficiary Cap, less any offsets, deductions or credits set forth in the MSA. Winterthur further understands that in the event payment is not received within thirty (30) days after submission of the Initial or Supplemental Medicare List, that the United States may assess interest at the rate of the current applicable interest rate pursuant to 45 C.F.R. Section 30.13(a) per annum from the date of default until paid in full or the United States may declare SOUS to be in breach and terminate the MSA. In the event the United States' terminates the MSA for failure to make timely payment, the United States may file suit against SOUS or otherwise seek payment from SOUS for any Covered Medicare Beneficiaries for whom SOUS has not fulfilled its payment obligations and that, in such instance, the United States' right of recovery would not be limited to the Per-Beneficiary Caps set forth in the MSA.

         4. Winterthur understands and agrees that time is of the essence with regard to any payment obligations due to the United States under the MSA and, SOUS acknowledges and agrees that it must provide sufficient notice to Winterthur such that Winterthur may arrange for funds, including through any policies of reinsurance to which it may be entitled to pursue, so that it may make timely payment obligations under the MSA. SOUS (1) shall provide Winterthur with a copy of any Inter-Op Revision List furnished to the United States in accordance with the MSA within five (5) days of furnishing such list to the United States; (2) shall provide Winterthur with an estimate of the anticipated Medicare payment which may be due to the United States based upon the Covered Medicare Beneficiaries times the applicable Per-Beneficiary Cap that applies to each Covered Medicare beneficiary within five (5) days of

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David De Busschere
May 14, 2002
Page 3

receipt of any Proposed Initial or Proposed Supplemental Medicare List submitted by CMS to SOUS; and (3) on or before the submission of the Initial or any Supplemental Medicare List to the United States (from which final payment is based), SOUS shall notify Winterthur of what it believes to be the final amount of payment that must be made to the United States for the Covered Medicare Beneficiaries associated with such list. Unless Winterthur disputes SOUS' calculation of payment that is due to the United States, Winterthur shall either
(1) wire the applicable payment directly to the United States directly within thirty (30) days of receipt of the Initial Medicare or Supplemental Medicare List; or, at Winterthur's sole discretion, (2) wire the applicable payment directly to SOUS, or its designee, within fourteen (14) days of receipt of the Initial Medicare or Supplemental Medicare List.

         5. Winterthur shall have the right to have SOUS exercise its options under Article VI of the MSA to obtain either a statistical sample or 100% claims review of amounts paid by the United States to furnish Medicare Covered Items and Service provided that, the results of such reports shall have no impact on the amounts to be paid under this Letter Agreement unless it can be demonstrated that the United States has failed to fulfill its obligations under the MSA. In the event Winterthur desires a claims report pursuant to Article VI of the MSA, Winterthur shall submit a written request to SOUS. Winterthur understands that the provisions in Article VI of the MSA shall apply to the release of such claims report(s) by the United States.

         6. This Letter Agreement shall be subject to execution of the MSA in the form as set forth in Attachment B and shall further be subject to the required Judicial Approval set forth in Article VII. In the event Judicial Approval cannot be obtained in accordance with the MSA, this Letter Agreement including any payment obligations hereunder shall be null and void. SOUS may not waive the requirement to seek Judicial Approval set forth in Article VII of the MSA without the prior written consent of Winterthur.

         7. In the event SOUS' obligations under the Medicare Settlement Agreement are avoided for any reason, including, but not limited to, through the exercise of a trustee's avoidance powers under the Bankruptcy Code, this Letter Agreement including any payment obligations hereunder shall be null and void.

         8. Winterthur's obligation to fund any payments under the MSA shall not exceed the available, uneroded and unexhausted aggregate limits of SOUS' insurance coverage under such Policies and shall exist only to the extent such Policies have not been exhausted in connection with claims or expenses attributable to the Policies which have been paid on or before any payment obligation is due to the United States under the MSA. Any and all decisions between Winterthur and SOUS as to exhaustion shall limit Winterthur's obligations under this Letter Agreement. Any amounts which Winterthur contributes to the Class Action Settlement Trust under the Policies shall be counted for purposes of determining exhaustion even if such amounts have not been distributed to Class Members or other claimants by the Trustee. For purposes of this Letter Agreement, the Class Action Settlement refers to that settlement agreement dated

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David De Busschere
May 14, 2002
Page 4

March 13, 2002, relating to the claims consolidated in the United States District Court for the Northern District of Ohio, Eastern Division, and styled In Re Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation (MDL No.
1401).

         9. In connection with this Letter Agreement, any notices or other communications required or permitted shall be in writing and deemed given and received if delivered in person, by overnight delivery service, by first-class United States mail, postage prepaid and certified, or by facsimile. Any such notice shall be deemed given as of the date of the receipt and shall be delivered to the parties as follows:

SOUS:       Sulzer Orthopedics Inc.
            9900 Spectrum Drive
            Austin, TX 78717
            Attention: David Floyd, President
            Facsimile: 512.432.9305

            with copies to:

            Barry Alexander
            Kilpatrick Stockton LLP
            3737 Glenwood Avenue
            Raleigh, NC 27612
            Facsimile: 919.510.6105

            Sulzer Medica USA Inc.
            3 East Greenway Plaza
            Suite 1600
            Houston, TX 77046
            Attention:  General Counsel
            Facsimile:  713.561.6380

Winterthur:
            Dr. Hans Nigg
            Chief Claims Officer
            XL Winterthur International
            Gruezefeldstrasse 41
            PO Box 286,
            CH-8401 Winterthur, Switzerland

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David De Busschere
May 14, 2002
Page 5

            with copies to:


            David DeBusschere
            Sedgwick Detert Moran & Arnold
            One Embarcadero Center
            16th Floor
            San Francisco 94111
            Facsimile:  415.781.2635

         10. In the event any one or more of the provisions contained in this Letter Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Letter Agreement. All other provisions shall be valid, legal, and enforceable as if the invalid, illegal, or unenforceable provision had never been included in this Letter Agreement. SOUS and Winterthur enter into this Letter Agreement freely and voluntarily after having consulted counsel with regard to the legal significance of the Letter Agreement.

         11. This Letter Agreement, along with the Policies, shall constitute the entire agreement of the parties relating to Winterthur's obligations with respect to the Agreement, and shall not be changed, modified, amended, extended, terminated, waived, discharged or added to without the express written consent of counsel on behalf of SOUS and Winterthur. This Letter Agreement, along with the Policies, contains the entire understanding of the parties and supersedes all prior or contemporaneous understandings, agreements, negotiations, discussions, and draft agreements between the parties on or with respect to the issues addressed herein, unless expressly referenced or incorporated herein.

         12. This Letter Agreement is limited to the funding obligations under the MSA and does not address or resolve any other claims that SOUS has or may have against Winterthur in connection with the Policy or any other policies of insurance which have been issued by Winterthur.

         13. In the case of any Refund which may be issued by the United States to SOUS as set forth in Article IV.C of the MSA which is attributable to amounts previously paid or funded by Winterthur, SOUS shall remit such refund payment directly to Winterthur or the Settlement Trust, if required by such terms of the Class Action Settlement or any subsequent agreement between Winterthur and SOUS, within fifteen (15) days of receipt.

         14. SOUS may not assign nor transfer the Policies nor any rights under the Policies to the United States or any division, agency or department thereof.

         15. This Letter Agreement is for the sole benefit of SOUS and Winterthur and no other party or entity including, but not limited to the United States, shall be a third-party beneficiary to this Letter Agreement or the rights, duties and obligations set forth herein.

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David De Busschere
May 14, 2002
Page 6


         16. Nothing in this Letter Agreement or the MSA shall be deemed to change the status or Winterthur or its Policies with respect to jurisdiction, or lack thereof, in the courts of the United States or any State of the United States.

         Provided that this Letter Agreement accurately reflects our agreements in connection with the MSA, please have a duly authorized individual sign below, returning the original signed copy to my attention. Thank you for your consideration in this matter.


                                   Sincerely,

                                   /s/ BARRY D. ALEXANDER

                                   Barry D. Alexander

Enclosures

IN WITNESS WHEREOF, the parties have caused this Letter Agreement to be executed by their duly authorized representatives to be effective as of the date executed by the party to be charged.


XL WINTERTHUR INTERNATIONAL INSURANCE SWITZERLAND

By: /s/ HANS NIGG
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Typed Name: Hans Nigg
           ---------------------------------------

Title: Chief Claims Officer
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SULZER ORTHOPEDICS INC.

By: /s/ DAVID FLOYD
   -----------------------------------------------

Typed Name:                David Floyd
           ---------------------------------------

Title:                     President
      --------------------------------------------